UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___
Commission file number 1-1204
HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
(Full title of the Plan)
HESS CORPORATION
1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS

Investments, at fair value
Mutual and Investment funds	$208,297,271	$174,591,636
Hess Corporation common stock	158,835,069	133,677,157
Short-term investment funds	1,282,023	901,323

	368,414,363	309,170,116
Loans receivable	8,536,302	7,319,386
Interest and dividends receivable	339,761	318,548
Employee contributions receivable	—	25,894
Employer contributions receivable	—	1,279,035

Total assets available for benefits	$377,290,426	$318,112,979

See notes to financial statements.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2006	2005
Investment income
Net appreciation in fair value of investments	$25,413,490	$47,518,693
Distributions from mutual and investment funds	17,610,765	9,825,685
Dividends on Hess Corporation common stock	1,303,969	1,275,524
Interest	526,685	331,091

	44,854,909	58,950,993
Employee contributions	22,349,178	19,491,777
Employer contributions	15,374,864	14,875,637
Rollovers from other plans	1,736,974	1,665,413
Transfers from other plans, net	8,027,928	29,819
Administrative fees	(74,143)	(36,403)

	92,269,710	94,977,236
Less withdrawals	33,092,263	19,960,373

Increase in assets	59,177,447	75,016,863
Total assets available for benefits at beginning of year	318,112,979	243,096,116

Total assets available for benefits at end of year	$377,290,426	$318,112,979

See notes to financial statements.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. General
     Plan Name: On May 3, 2006, Amerada Hess Corporation changed its name to Hess Corporation (the “Company”) and on October 1, 2006, the Plan name was changed from the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan to the Hess Corporation Employees’ Savings Plan (the “Plan”).
     Plan Merger: The Amerada Hess Corporation Savings and Stock Bonus Plan for Retail Operations Employees (the “Retail Plan”) was merged into the Plan on October 1, 2006. All participants in the Retail Plan became 100% vested with respect to prior company matching contributions in their accounts. The Retail Plan assets and participant account balances were transferred to the Plan following the merger.
     Master Trust: The Hess Corporation Master Trust for Employees’ Savings Plans (the “Master Trust”) was established to combine under one agreement the assets of the Plan and the assets of the Retail Plan. Prior to the merger of the Retail Plan into the Plan, the trustee maintained separate accounts for each participant to allocate the assets and income of the Master Trust to each of the plans. The Master Trust was terminated as of the merger date of the two savings plans on October 1, 2006.
     Change of Trustee, Investment Funds and Record Keeper: Effective October 1, 2006, the Plan’s trustee was changed from the Fidelity Management Trust Company (“Fidelity”) to The Bank of New York. At the same time investment options available to plan participants were changed from Fidelity funds to funds managed by various investment companies. Affiliated Computer Services (ACS) became the record keeper replacing Fidelity.
2. Summary of Significant Accounting Policies
     Basis of Accounting: The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.
     Valuation of Investments: The Plan’s investments are stated at fair value. Mutual and investment funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.
     Loans Receivable: Participant loans are stated at the outstanding principal balances, which approximate fair value.
     Interest and Dividend Income: Interest and dividend income is recorded in participant accounts as earned.
     Sale of Investments: Gains or losses on sales of Hess Corporation common stock are based on actual cost. Gains or losses on sales of the mutual and investment funds in the Plan are based on average cost.
     Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Risks and Uncertainties: The Plan invests in various securities including mutual and investment funds and Hess Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.
     Benefit Payments: Distributions of benefits to participants are recorded when paid.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
3. Description of Plan
     The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact the Benefit Center on-line or by phone.
     General: The Plan is a defined contribution plan covering eligible employees of Hess Corporation and its subsidiaries. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     Contributions: At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation) are invested in one or more of the available investment funds with varying investment objectives or in the Hess Corporation Common Stock Fund.
     Eligible compensation under the Plan was limited by law to $220,000 in 2006 and to $210,000 in 2005. In 2007 the limit will be $225,000. Before-tax contributions were limited by law to $15,000 in 2006 and $14,000 in 2005. The limit for 2007 will be $15,500.
     Employees who attained age 50 by December 31 of the respective year, were eligible to make a separate before-tax “catch-up” contribution of $5,000 during 2006 and $4,000 during 2005. Catch-up contributions are not eligible for matching company contributions and can be made in addition to regular contributions. In 2007 catch-up contributions up to $5,000 will be allowed for employees who attain age 50 by the end of the year.
     Through 2006, the Company matched the contributions of participants up to 6% of eligible compensation until participants’ contributions reached the legal limits ($15,000 and $14,000 in 2006 and 2005, respectively). In 2007, the Company will continue to match the contributions of participants up to 6% of eligible compensation throughout the calendar year even after the employee has reached the contribution limit.
     Prior to October 1, 2006, employees under age 55 could direct 50% of the employer’s matching contributions to any of the Plan’s investment funds. The remaining 50% was invested in the Hess Corporation Common Stock Fund. Employees age 55 and older were able to direct 100% of the employer’s contributions to any of the investment funds. Beginning on October 1, 2006, all employees can direct 100% of the employer’s matching contributions to any of the investment funds.
     Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.
     The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans and certain redemption fees, which are charged to the participants’ accounts.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
     Investment Alternatives: The following funds are the investment choices as of October 1, 2006:
BlackRock Tempfund
BlackRock Core Plus Total Return Portfolio
Western Asset Core Plus Bond Portfolio
Western Asset Inflation Index Plus Bond Portfolio
BlackRock High Yield Bond Portfolio
Vanguard 500 Index Fund
Vanguard Small Cap Index Fund
Alliance Cadence Capital Appreciation Fund
Old Mutual Barrow Hanley Value Fund
Julius Baer International Equity II
Vanguard Mid Cap Index Fund
CRM Mid Cap Value Fund
Principal Real Estate Fund
James Small Cap Fund
Wiliam Blair International Small Cap Growth
Lazard Emerging Markets
     T. Rowe Price Retirement Funds (Ten separate life cycle funds based on various retirement years)
     Hess Corporation Common Stock Fund (Approximately 1% is held in short-term investment funds to facilitate daily transactions.)
     The following funds were discontinued on October 1, 2006:
Fidelity Retirement Money Market Portfolio
Fidelity U.S. Bond Index Fund
Fidelity Asset Manager
Fidelity U.S. Equity Index Commingled Pool
Fidelity Growth & Income Portfolio
Fidelity Overseas Fund
Fidelity Aggressive Growth Fund
Fidelity Freedom Funds (Nine separate life cycle funds based on various retirement years)
Fidelity Low-Priced Stock Fund (Closed to new participants as of July 30, 2004)
     Descriptions and information concerning the investment objectives and risks of the currently available funds are included on the Company’s benefits center website and in brochures that were mailed to eligible participants. Employees can also request this information by calling the Company’s benefits center.
     Vesting: Interest in the Plan attributable to a participant’s contributions shall at all times be vested. Interest in the Plan attributable to the employer’s contributions vest immediately.
     Participant Loans: Participants may borrow from their account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The participant’s account balance serves as collateral for the loans. Loans are amortized in level payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Currently a $50 loan set-up fee is charged to participants when they borrow from the Plan. Prior to October 1, 2006, a $35 loan origination fee and an annual maintenance fee of $15 was charged to the participant.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
     Rollovers from Other Plans: Employees may deposit an eligible rollover distribution made by a qualified plan of another employer. They may also rollover a distribution from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.
     Payment of Benefits: Upon a withdrawal or distribution, an employee’s investments in the investment funds are paid in cash. The employee’s investments in the Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.
     Voluntary complete or partial withdrawals from before-tax contributions are permitted only after attainment of age 59 1/2, except in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1/2. Terminated employees may withdraw their entire balance at any time.
     Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.
4. Investments
     The following table presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,
	2006	2005
Hess Corporation common stock – 3,204,258 and 3,162,210(*) shares, respectively	$158,835,069	$133,677,157	**
BlackRock TempFund – 25,626,271 shares	25,626,271	—
T. Rowe Price Retirement 2015 – 2,606,020 shares	32,236,470	—
T. Rowe Price Retirement 2020 – 1,919,516 shares	33,303,604	—
T. Rowe Price Retirement 2025 – 2,401,217 shares	30,879,645	—
Fidelity Growth & Income Portfolio – 1,382,157 shares	—	47,546,215
Fidelity Asset Manager – 1,030,975 shares	—	16,547,148
Fidelity U.S. Equity Index Commingled Pool – 457,590 shares	—	17,955,842
Fidelity Retirement Money Market Portfolio – 24,387,496 shares	—	24,387,496
Fidelity Low- Priced Stock Fund – 497,072 shares	—	20,300,406

*	The number of shares reflect the impact of a 3-for-1 split of Hess Corporation common stock on May 31, 2006.

**	Includes nonparticipant-directed investments.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
     During 2006 and 2005, the value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	December 31,
	2006	2005
Hess Corporation common stock	$23,317,899	$48,906,589

Mutual and investment funds	2,095,591	(1,387,896)

Net appreciation in fair value of investments	$25,413,490	$47,518,693

5. Nonparticipant-Directed Investments
     As a result of a plan change on October 1, 2006, all investments are now participant directed. Prior to this plan change, 50% of employer matching contributions were directed to the Hess Corporation Common Stock fund for participants who were under age 55. Information about the assets and the components of the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Hess Corporation Common Stock Fund) is as follows:

	December 31,
	2006	2005
Assets:

Hess Corporation common stock	$—	$56,432,079
Short-term investment funds	—	380,645
Interest and dividends receivable	—	136,351
Employer contributions receivable	—	9,070

	$—	$56,958,145

	Years Ended December 31,
	2006	2005
Changes in Assets:
Investment income (loss)
Net appreciation in fair value of assets	$(1,825,289)	$18,870,239
Dividend income	408,846	532,580
Interest income on participant loans	26,062	45,155

	(1,390,381)	19,447,974
Employer contributions	5,030,643	5,554,867
Participant loan repayments	200,786	336,499
Administrative fees on employee loans	(3,737)	(3,079)
Transfers from (to) other plans, net	—	5,339

	3,837,311	25,341,600
Transfers to participant-directed investments	(57,344,606)	(1,596,485)
Less withdrawals	(3,450,850)	(2,405,609)

Increase (decrease) in assets	$(56,958,145)	$21,339,506
Total assets at the beginning of the year	56,958,145	35,618,639

Total assets at the end of the year	$—	$56,958,145

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
6. Plan Termination
     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
7. Tax Status
     The Plan has received a determination letter from the Internal Revenue Service dated September 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
8. Transfers to and from Other Plans
     All plan assets and participant account balances from the Retail Plan were transferred to the Plan following the merger of the plans on October 1, 2006. Also during 2006 and 2005, certain employee account balances were transferred from or to the Retail Plan and the HOVENSA Employees’ Savings Plan due to job changes and job transfers.
9. Class Action Complaint
     On October 27, 2003, a class action complaint was filed in the United States District Court for the District of New Jersey against Hess Corporation (Plan Sponsor) and members of the Employee Benefit Plans Committee of the Plan Sponsor, as administrator of the Plan, alleging breach of fiduciary duties under ERISA by the defendants that resulted in losses to participants in the Plan relating to the value of the Plan Sponsor’s Common Stock in the Plan since February 9, 2001.
     On October 31, 2005, an Agreement of Settlement received court approval. The defendants agreed to a cash settlement to be paid by the Company and a structural change in the Plan which allows participants to direct the investment of their Company Matching Contribution Account in the same manner and among the same investment alternatives as are available for the investment of employee contributions. At December 31, 2005, the Plan recorded as employer contributions receivable its portion of the net settlement in the amount of $1,260,894. The net settlement was distributed to the Plan on May 4, 2006 and was equally distributed to the affected participant accounts on May 5, 2006. The structural change in the Plan was made on October 1, 2006.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
10. Investments in Master Trust
     The Master Trust covered the Plan and the Retail Plan up to the merger of the plans on October 1, 2006. At December 31, 2005, the Plan’s interest in the assets of the Master Trust was 97.5%. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Retail Plan. Information about the assets and components of the changes in assets held in the Master Trust is as follows:

	October 1,	December 31,
	2006	2005
Assets:
Investments, at fair value
Fidelity Funds	$—	$178,522,150
Hess Corporation common stock	—	137,341,367
Short-term investment funds	—	926,022
Loans receivable	—	7,543,892
Interest and dividends receivable	—	327,280
Employee contributions receivable	—	36,373
Employer contributions receivable	—	1,629,526

Total assets available for benefits	$—	$326,326,610

	Period from
	January 1 to	Year Ended
	October 1, 2006	2005
Changes in Assets:
Investment income	$13,310,047	$11,642,413
Net appreciation (depreciation) in fair value of investments	(6,853,009)	48,815,467
Employee contributions	18,387,417	19,997,976
Employer contributions	12,731,165	15,543,065
Rollovers from other plans	1,530,873	1,683,305
Administrative fees	(67,630)	(40,308)
Transfers from other plans, net	12,361	47,396

	39,051,224	97,689,314
Withdrawals	(28,129,412)	(20,817,647)
Transfer out of Master Trust	(337,248,422)	—

Increase (decrease) in assets	(326,326,610)	76,871,667
Total assets available for benefits at the beginning of the year	326,326,610	249,454,943

Total assets available for benefits at the end of the year	$—	$326,326,610

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
EIN 13—4921002 PLAN NO. 001
AT DECEMBER 31, 2006
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,	Current
lessor, or similar party	collateral, par or maturity value	value
Lazard Asset Management	Lazard Emerging Markets Fund 157,118 shares	$3,236,632
William Blair Funds	William Blair Intl Small Cap Growth 74,202 shares	995,053
T. Rowe Price	T. Rowe Price Retirement 2045 145,477 shares	1,799,547
T. Rowe Price	T. Rowe Price Retirement Income 98,312 shares	1,290,833
T. Rowe Price	T. Rowe Price Retirement 2005 267,315 shares	3,103,522
T. Rowe Price	T. Rowe Price Retirement 2010 1,164,351 shares	18,478,255
T. Rowe Price	T. Rowe Price Retirement 2015 2,606,020 shares	32,236,470
T. Rowe Price	T. Rowe Price Retirement 2020 1,919,516 shares	33,303,604
T. Rowe Price	T. Rowe Price Retirement 2025 2,401,217 shares	30,879,645
T. Rowe Price	T. Rowe Price Retirement 2030 880,446 shares	16,367,486
T. Rowe Price	T. Rowe Price Retirement 2035 777,999 shares	10,246,244
T. Rowe Price	T. Rowe Price Retirement 2040 331,915 shares	6,223,458
Allianz Global Investors	Alliance Cadence Capital Appreciation Fund 122,355 shares	2,417,743
Barrow Hanley Advisors	Old Mutual Barrow Hanley Value Fund 130,914 shares	1,140,262
The Vanguard Group	Vanguard 500 Index Fund 29,686 shares	3,876,674
CRM Funds	CRM Midcap Value Fund 76,975 shares	2,296,929

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
EIN 13—4921002 PLAN NO. 001
AT DECEMBER 31, 2006
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(continued)

	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,	Current
lessor, or similar party	collateral, par or maturity value	Value
The Vanguard Group	Vanguard Mid Cap Index Fund 17,504 shares	$1,570,600
James Advantage Funds	James Small Cap Fund 99,016 shares	2,317,958
The Vanguard Group	Vanguard Small Cap Index Fund 42,517 shares	1,387,747
Julius Baer Funds	Julius Baer International Equity II 219,842 shares	3,330,625
BlackRock	BlackRock Core Plus Total Return Portfolio 97,462 shares	985,337
BlackRock	BlackRock Tempfund 25,626,271 shares	25,626,271
BlackRock	BlackRock High Yield Bond Portfolio 150,596 shares	1,225,853
Western Asset	Western Asset Core Plus Bond Portfolio 143,641 shares	1,513,983
Western Asset	Western Asset Inflation Index Plus Bond Portfolio 43,701 shares	447,064
Principal Financial Group	Principal Real Estate Fund 76,200 shares	1,999,476
Hess Corporation	Common stock 3,204,258 Shares	158,835,069
*Bank of New York	Bank of New York Collective Short Term Investment Fund 1,282,023 shares	1,282,023
Participant loans	Interest rates from 5.00% to 10.50%	8,536,302

Total Investments		$376,950,665

*	Indicates party-in-interest to the Plan.

Report of Independent Registered Public Accounting Firm
HESS CORPORATION EMPLOYEE BENEFIT PLANS COMMITTEE AND PARTICIPANTS IN THE HESS CORPORATION EMPLOYEES’ SAVINGS PLAN:
We have audited the accompanying statement of assets available for benefits of the Hess Corporation Employees’ Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New York, New York
June 11, 2007

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN

/s/ David G. Lutterbach By: David G. Lutterbach
Vice President, Global Benefits, Health & Wellness
Hess Corporation
Employee Benefit Plans Committee, Chairperson
     June 15, 2007